UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN INC.

(Name of registrant)

Date of end of last fiscal year: †

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MASAAKI KAJI

Development Bank of Japan Inc.

New York Representative Office

1251 Avenue of the Americas

Suite 830

New York, New York 10020

Copies to:

STANLEY F. FARRAR, Esq.

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

*	The registrant is filing this annual report on a voluntary basis.
†	The registrant was established on October 1, 2008. Its first fiscal period is the six-month period ending March 31, 2009.

Explanatory Note

This Annual Report on Form 18-K is intended to be incorporated by reference into Registration Statement No. 333-154791 of Development Bank of Japan Inc. (the “Registrant”) and Japan filed on October 28, 2008.

The undersigned Registrant hereby amends the “Equity in gains (losses) of affiliates” and “Net Decrease (Increase) in Corporate bonds, Equities and Other securities” line items from the Consolidated Statements of Cash Flows for the fiscal year ended March 31, 2008 of the Annual Report on Form 18-K of the Registrant’s predecessor, Development Bank of Japan, filed with the Securities and Exchange Commission on September 29, 2008 (the “original Form 18-K”), as set forth in Exhibit 4 attached hereto.

This Annual Report on Form 18-K does not modify or update any other disclosures in the original Form 18-K, except as noted above. Accordingly, this Annual Report on Form 18-K should be read in conjunction with the original Form 18-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 20th day of January, 2009.

DEVELOPMENT BANK OF JAPAN INC.

By:	/s/ Takeshi Kusanagi
Name:	Takeshi Kusanagi
Title:	Director, Treasury Department

EXHIBIT INDEX

Exhibit Number	Description

4.	Consolidated Statement of Cash Flows of Development Bank of Japan for the fiscal year ended March 31, 2008 (without notes)

3